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                             October 20, 2022

       Dixit Joshi
       Chief Financial Officer
       Credit Suisse Group AG
       Paradeplatz 8
       8001 Zurich, Switzerland

                                                        Re: Credit Suisse Group
AG
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Response Dated
August 22, 2022
                                                            File No. 001-15244

       Dear Dixit Joshi:

              We have reviewed your August 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 15, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Notes to the Consolidated Financial Statements
       Note 1 - Summary of Significant Accounting Policies
       Revisions of Prior Period Financial Statements, page 292

   1. We note your response to prior comment 3 relating to the reclassification and other changes to the
consolidated statements of cash flows and the related SAB 99 materiality analysis provided for
the errors identified. Your response notes that you conducted a detailed review of
reporting processes supporting the consolidated cash flow statements in the second half of
2021. Explain in more detail the factors driving this review. In addition, your response
notes that the review was part of a series of self-identified enhancements to the
accounting control environment in recent years. Please tell us whether you conducted
detailed reviews of the reporting processes supporting the other
 Dixit Joshi
FirstName   LastNameDixit
Credit Suisse Group AG Joshi
Comapany
October  20,NameCredit
             2022      Suisse Group AG
October
Page  2 20, 2022 Page 2
FirstName LastName
         consolidated financial statements, and, if so, when those reviews were conducted.
2. Your response to comment 3 indicates that control deficiencies were identified where inappropriate mapping rules were used and that the automated rules relating to the share-
         based compensation and cash flow hedges were remediated prior to the filing of the 2021
         Form 20-F. Please address the items below.
             Clarify whether these control deficiencies were determined to be a significant deficiency.
             Your response indicates that the remediation of the rules relating to the non-
             functional currency gains and losses is expected to be completed in 2022. Please clarify whether the same control deficiency (deficiencies) was
(were) identified
             related to the non-functional currency gains and losses and/or whether there were additional control deficiencies related to this error.
             As part of your response, explain each of the control deficiencies in more detail, as well as how you concluded that they did not rise to the level of a material weakness given the nature of the control deficiencies (at least several mapping rule errors) and the fact that they led to quantitative errors exceeding 10% of the respective line items for several periods.
3. In addition to the comments above, please explain in more detail the nature of the non-
         functional currency gains and losses error, in which you only recorded the gains and losses on a subsection of re-measured assets as a reconciling item between net income and net cash provided by / (used in) operating activities, and why you believe this change was appropriate. By way of example only, your response indicates that after observing a range of practices, you decided to extend the existing processes to include a broader selection of instruments; however, given that there are a range of practices, it is unclear how you concluded that this was the appropriate approach. It is also unclear why this change would only include additional instruments, rather than all instruments. As part of your response, tell us the types of instruments this new practice does not apply to and why, and the presentation used for the remaining instruments.
4. We note your SAB 99 materiality analysis and the quantitative data provided in Exhibit A as part of your response to comment 3. We also note that you acknowledge in your response that the statement of cash flows errors exceed 5% of the impacted line items, but based on qualitative factors, you do not consider the changes to the comparative periods to be material to users of the financial statements. Please address the items below.
             Your materiality analysis briefly addresses the qualitative factors enumerated in SAB
             99, but SAB 99 also states    this is not an exhaustive list of
the circumstances that
             may affect the materiality of a quantitatively small misstatement. Tell us whether you considered other qualitative factors in concluding that the errors were not material, including any quantitative or qualitative metrics or disclosures related to liquidity and cash flows.
             Your materiality analysis quantifies the impact of the statement of cash flow errors on the years ended December 31, 2020 and 2019. Please tell us how far you believe the
 Dixit Joshi
Credit Suisse Group AG
October 20, 2022
Page 3
              errors go back and whether you quantified the impact on periods prior to December
              31, 2019. Additionally, please clarify whether you evaluated the impact of the errors on your quarterly consolidated statements of cash flows filed on Forms 6-K, and, if so, provide the results of that analysis.
                Your response addresses the quantitative impact of the errors on an aggregate basis but does not address the quantitative impact on an individual basis. Provide us with an analysis that quantifies the individual impact for all of the cash flow error adjustments described in your response for all applicable periods.

       You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.



FirstName LastNameDixit Joshi                                 Sincerely,
Comapany NameCredit Suisse Group AG
                                                              Division of
Corporation Finance
October 20, 2022 Page 3                                       Office of Finance
FirstName LastName